# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Commercial Vehicle Group, Inc., CIK 0001290900
CUSIP: 202608105
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 7800 WALTON PARKWAY, NEW ALBANY, Ohio (OH), 43054
Date of event which requires filing of this statement: 06/24/2025
Filed by CIK 0001998785
Persons authorized to receive notices and communications: ARI B. LEVY, LAKEVIEW OPPORTUNITY FUND, LLC, 444 W. Lake Street, Suite 1900, Chicago, Illinois (IL), 60606, 312-245-2910; MEAGAN REDA, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Lakeview Opportunity Fund LLC (CIK 0001998785): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 3,118,982; sole dispositive power 0; shared dispositive power 3,118,982; aggregate amount beneficially owned 3,118,982 (9% of the class)
- Lakeview Opportunity Fund GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,118,982; sole dispositive power 0; shared dispositive power 3,118,982; aggregate amount beneficially owned 3,118,982 (9% of the class)
- LIG Fund Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,118,982; sole dispositive power 0; shared dispositive power 3,118,982; aggregate amount beneficially owned 3,118,982 (9% of the class)
- Ari B. Levy (CIK 0001586916): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,118,982; sole dispositive power 0; shared dispositive power 3,118,982; aggregate amount beneficially owned 3,118,982 (9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Commercial Vehicle Group, Inc.
Address of issuer's principal executive offices: 7800 WALTON PARKWAY, NEW ALBANY, Ohio (OH), 43054
Comment: The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").

## Item 2. Identity and Background
Name of person filing:
This statement is filed by:

(i) Lakeview Opportunity Fund, LLC, a Delaware limited liability company ("Lakeview LLC"), with respect to the shares of Common Stock, par value $0.01 per share (the "Shares"), of Commercial Vehicle Group, Inc. (the "Issuer"), directly and beneficially owned by it;

(ii) Lakeview Opportunity Fund GP, LLC, a Delaware limited liability company ("Lakeview GP"), as the managing member of Lakeview LLC;

(iii) LIG Fund Management, LLC, a Delaware limited liability company ("Lakeview Management"), as the investment manager of Lakeview LLC; and

(iv) Ari B. Levy, as the manager of Lakeview GP and Lakeview Management.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address: The address of the principal business address of each of Lakeview LLC, Lakeview GP, Lakeview Management and Mr. Levy is 444 W. Lake Street, Suite 1900, Chicago, Illinois 60606.
Present principal occupation or employment: The principal business of Lakeview LLC is investing in securities. The principal business of Lakeview GP is serving as the managing member of Lakeview LLC. The principal business of Lakeview Management is providing investment management services, including serving as the investment manager of Lakeview LLC. Mr. Levy serves as the manager of each of Lakeview GP and Lakeview Management.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Levy is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Shares purchased by Lakeview LLC were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 3,118,982 Shares beneficially owned by Lakeview LLC is approximately $4,328,626, excluding brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications and discussions with management and the Board, engaging in discussions and communications with shareholders of the Issuer or other third parties about the Issuer and the Reporting Persons' investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer's financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The percentages used in this Schedule 13D are based upon 34,635,779 Shares outstanding, as of May 6, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2025.

As of the date hereof, Lakeview LLC beneficially owns directly 3,118,982 Shares, representing approximately 9.0% of the outstanding Shares.

Lakeview GP, as the managing member of Lakeview LLC, may be deemed to beneficially own the 3,118,982 Shares owned directly by Lakeview LLC, representing approximately 9.0% of the outstanding Shares. Lakeview Management, as the investment manager of Lakeview LLC, may be deemed to beneficially own the 3,118,982 Shares owned directly by Lakeview LLC, representing approximately 9.0% of the outstanding Shares. Mr. Levy, as the manager of Lakeview GP and Lakeview Management, may be deemed to beneficially own the 3,118,982 Shares owned directly by Lakeview LLC, representing approximately 9.0% of the outstanding Shares.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Each of Lakeview LLC, Lakeview GP, Lakeview Management, and Mr. Levy may be deemed to share the power to vote and dispose of the Shares owned by Lakeview LLC.

See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition of the Shares.
Transactions in the class effected during the past sixty days: Information concerning transactions in the securities of the Issuer effected by the Reporting Persons during the past sixty days is set forth in Exhibit 1 attached hereto and incorporated herein by reference. Unless otherwise noted, all of the transactions in the securities of the Issuer listed therein were effected in the open market through various brokerage entities.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On July 1, 2025, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 - Transactions in Securities.

99.1 - Joint Filing Agreement by and among the Reporting Persons, dated July 1, 2025.

## Signatures
- Lakeview Opportunity Fund LLC: /s/ Ari B. Levy, Ari B. Levy, Manager of Lakeview Opportunity Fund GP, LLC, its Managing Member (07/01/2025)
- Lakeview Opportunity Fund GP, LLC: /s/ Ari B. Levy, Ari B. Levy, Manager (07/01/2025)
- LIG Fund Management, LLC: /s/ Ari B. Levy, Ari B. Levy, Manager (07/01/2025)
- Ari B. Levy: /s/ Ari B. Levy, Ari B. Levy (07/01/2025)